Exhibit 99.1

Seabridge Gold Announces Signing of Underwriting Agreement for Previously Announced Bought Deal Public Offering of Common Shares

/NOT FOR DISSEMINATION IN THE UNITED STATES/

Trading Symbols:
TSX: SEA
NYSE: SA

TORONTO, March 30, 2017 /CNW/ - Seabridge Gold Inc. (TSX:SEA)(NYSE: SA) (the "Company" or "Seabridge") announced today that in connection with its previously announced public offering of common shares of the Company (the "Common Shares") on March 29, 2017, it has entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation and including Paradigm Capital Inc., (together, the "Underwriters") to sell 1,000,000 Common Shares at a price of $14.30 per Common Share for gross proceeds of $14,300,000 (the "Common Share Offering"). In addition, the Company has granted the Underwriters an option to purchase from the Company up to an additional 100,000 Common Shares at the same price as is applicable to the Common Share Offering for additional gross proceeds of up to $1,430,000. The option is exercisable at any time for a period of 30 days after and including the closing date of the Common Share Offering.  All monetary references are in Canadian dollars.

The Company intends to use the net proceeds from the Common Share Offering to continue to advance the Company's KSM and Iskut Projects and for general corporate purposes.

As previously announced, in a concurrent offering, the Underwriters have agreed to purchase, on a bought deal private placement basis, one million flow-through common shares of the Company (the "Flow-Through Shares") at a price of $20.00 per Flow-Through Share, for gross proceeds of $20,000,000 (the "Flow-Through Share Offering"). In addition, the Company will grant the Underwriters an option to purchase from the Company up to an additional 100,000 Flow-Through Shares at the same price as is applicable to the Flow-Through Share Offering. The option is exercisable up to one week prior to the closing date of the Flow-Through Share Offering. The aggregate gross proceeds of both offerings is $34,300,000.

The gross proceeds from the Flow-Through Share Offering will be used to fund the 2017 exploration program at the Company's KSM and Iskut projects in Northwestern British Columbia, Canada.

Seabridge Chairman and CEO Rudi Fronk noted that: "This year's exploration program includes drilling some of the most exciting targets in our history. We also aim to continue to improve the prospective economics of our KSM Project. Increasing gold ownership per share remains an important objective for Seabridge. As in previous years, we are confident that this year's programs should add more than sufficient resource ounces of gold to offset the share issuances announced today."

The Flow-Through Share Offering is being made by way of private placement in Canada.  The Flow-Through Shares will not be registered in the United States, although some of the Flow-Through Shares may be re-offered or re-sold into the United States to "accredited investors" pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 (the "U.S. Securities Act"). Any such Flow-Through Shares will be characterized as "restricted securities" under the U.S. Securities Act.  The Flow-Through Shares will be subject to a four-month hold period.

The Common Shares is being offered in Canada pursuant to a short form prospectus, and is being offered in the United States under a registration statement on Form F-10 registering the Common Shares under the U.S. Securities Act, as amended pursuant to the Multi-Jurisdictional Disclosure System (the "MJDS"), and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions.

An amended preliminary short form prospectus in respect of the Common Share Offering that includes pricing and related information will be filed later today with the securities regulatory authorities in Canada in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and with the United States Securities and Exchange Commission ("SEC") under the Company's registration statement on Form F-10 under the MJDS.  A final short form prospectus in respect of the Common Share Offering will be filed with the same regulatory authorities in Canada and the United States.

The Common Share Offering as well as the Flow-Through Share Offering are expected to close on or about April 27, 2017. Both the Common Share Offering and Flow-Through Share Offering are subject to customary closing conditions including, but not limited to, the listing of the Common Shares and Flow-Through Shares on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and the receipt of all necessary approvals, including the approval of the TSX and the NYSE.

Copies of the final short form prospectus relating to the Common Shares may be obtained by visiting the SEC's website at www.sec.gov, on SEDAR at www.sedar.com and from Canaccord Genuity Corp. or Cantor Fitzgerald Canada Corporation under the following addresses:

Canaccord Genuity Corp.
Attention: Syndication
Brookfield Place, 161 Bay Street
Suite 3100, P.O. Box 516
Toronto, ON M5J 2S1
Email: ecm@canaccordgenuity.com

Cantor Fitzgerald Canada Corporation
Attention: Equity Capital Markets
181 University Avenue, Suite 1500
Toronto, ON M5H 3M7
Email: ecmcanada@cantor.com

This press release is not an offer of the Common Shares for sale in the United States.  The Common Shares may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of the Common Shares to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management as well as financial statements.  The Company intends to register the Common Shares as described above.  However, there shall not be any sale of Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

This press release is not an offer of the Flow-Through Shares for sale in the United States.  The Flow-Through Shares will not be publicly offered in the United States.  The Flow-Through Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Snip Gold properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the Flow-Through Share Offering and the Common Share Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2016 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

SOURCE Seabridge Gold Inc.

For further information: Rudi P. Fronk, Chairman and CEO, Tel: (416) 367-9292, Fax: (416) 367-2711, Email: info@seabridgegold.net

RELATED LINKS
http://www.seabridgegold.net